Exhibit 99.1
DoubleDown Interactive Reports Fourth Quarter and Full Year 2024 Financial Results

SEOUL, KOREA – February 11, 2025 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, today announced unaudited financial results for the fourth quarter and full year ended December 31, 2024. Beginning with the fourth quarter of 2024, the Company is reporting its financial results in accordance with International Financial Reporting Standards (“IFRS”) and has also adopted IFRS for the annual period beginning on January 1, 2024 in connection with the preparation of its 2024 full year financial statements. As such, the financial results for the 2024 fourth quarter and full year periods, as well as the comparable periods for 2023, reflect IFRS. The Company previously reported its financial results in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Fourth Quarter 2024 vs. Fourth Quarter 2023 Summary:
•Revenue was $82.0 million in the fourth quarter of 2024 compared to $83.1 million in the fourth quarter of 2023. SuprNation, a European iGaming operator (“SuprNation”) which was acquired by the Company in October 2023, generated revenue of $9.0 million in the fourth quarter of 2024. Excluding contributions from SuprNation, revenue decreased 7% year over year to $73.0 million.
•Operating expenses were $47.8 million in the fourth quarter of 2024 compared to $47.4 million in the fourth quarter of 2023, primarily due to increased general and administrative expenses which included an additional month of SuprNation operations compared to the prior-year period, partially offset by lower research and development expenses.
•Profit (excluding non-controlling interest) was $35.6 million, or earnings per fully diluted common share of $14.37 ($0.72 per American Depositary Share (“ADS”)), in the fourth quarter of 2024, compared to profit (excluding non-controlling interest) of $25.9 million, or earnings per fully diluted common share of $10.47 ($0.52 per ADS), in the fourth quarter of 2023. The increase primarily reflects gains in foreign exchange transaction and currency translation. Each ADS represents 0.05 share of a common share.
•Adjusted EBITDA was $35.1 million for the fourth quarter of 2024, compared to $37.0 million in the fourth quarter of 2023. Adjusted EBITDA margin was 42.8% in the fourth quarter of 2024 and 44.5% in the fourth quarter of 2023.
•Average Revenue Per Daily Active User (“ARPDAU”) for the Company’s social casino/free-to-play games increased to $1.30 in the fourth quarter of 2024 from $1.24 in the fourth quarter of 2023 and was unchanged from the third quarter of 2024.
•Average monthly revenue per payer for the social casino/free-to-play games increased to $282 in the fourth quarter of 2024 from $279 in the fourth quarter of 2023 and $281 in the third quarter of 2024.

“DoubleDown’s fourth quarter results highlight the ability of our businesses to generate consistently strong profitability and free cash flow despite the slight revenue decline compared to the fourth quarter of 2023,” said In Keuk Kim, Chief Executive Officer of DoubleDown. “In the fourth quarter and throughout 2024 we delivered strong monetization metrics for our flagship social casino game, DoubleDown Casino, including full-year ARPDAU and average revenue per payer growth of 16% for both metrics when compared to the full year 2023 period. Our best-in-class ability to monetize our loyal players combined with our disciplined approach to user acquisition and R&D spend, drove cash flow from operations of $148 million in 2024, further solidifying our balance sheet.

“Our SuprNation iGaming business gained momentum throughout 2024 culminating with fourth quarter revenue being the highest under our ownership. With a full year of experience operating this business, we are targeting additional top line growth in 2025 as we pursue market share growth in SuprNation’s core U.K. and Sweden markets, subject to favorable market conditions.
“We continue to prioritize capital efficiency as reflected in our strong Adjusted EBITDA margins and free cash flow. At 2024 year-end, our aggregate net cash position was approximately $380 million, up $145 million from the end of 2023, and equivalent to approximately $7.69 per ADS. Our attractive net cash position and consistent free cash flow generation provides us with significant flexibility to deploy capital against organic and M&A focused growth opportunities that would further expand the business into new gaming categories with attractive addressable markets to create additional value for our shareholders.”

Full Year 2024 vs. Full Year 2023 Summary
•Revenue for the year ended December 31, 2024 was $341.3 million, an increase of 10% from $308.9 million for the year ended December 31, 2023. Revenue exclusive of the contributions from SuprNation increased 1% year over year to $308.3 million, primarily reflecting higher engagement and monetization of the existing player base.
•Operating expenses for the year ended December 31, 2024 were $204.3 million, an increase of 7% compared to $190.3 million for the year ended December 31, 2023. The increase is primarily due to the inclusion of ten additional months of SuprNation expenses which were not incurred in the year ended December 31, 2023 given that SuprNation was acquired in October 2023.
•Profit (excluding non-controlling interest) was $124.0 million for the year ended December 31, 2024, or $50.06 per fully diluted common share ($2.50 per ADS), as compared to profit (excluding non-controlling interest) of $101.0 million, or $40.78 per fully diluted common share ($2.04 per ADS), for the year ended December 31, 2023. The increase was primarily due to higher revenue and gains in foreign exchange transaction and translation, partially offset by higher operating expenses which included the new expenses for SuprNation. Each ADS represents 0.05 share of a common share.
•Adjusted EBITDA for the year ended December 31, 2024 increased 16%, or $19.8 million, to $141.9 million, compared to $122.1 million for the year ended December 31, 2023. Consistent with the increase in profit, the improvement in Adjusted EBITDA primarily reflects higher revenue and lower sales and marketing and research and development expenses, partially offset by higher general and administrative expenses which included the new expenses for SuprNation.
•ARPDAU for the Company’s social casino/free-to-play games increased to $1.30 for the year ended December 31, 2024 from $1.09 for the year ended December 31, 2023.
•Average monthly revenue per payer for the social casino/free-to-play games increased to $283 for the year ended December 31, 2024 from $245 for the year ended December 31, 2023.
•Net cash flows provided by operating activities for the year ended December 31, 2024 increased to $148.5 million from $24.1 million for the year ended December 31, 2023. The increase is primarily due to higher profit in 2024, as well as the final payment of $95.3 million towards the Benson litigation settlement that occurred in 2023.

Summary Operating Results for DoubleDown Interactive (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
Revenue ($ MM)	$82.0	$83.1	$341.3	$308.9
Total operating expenses ($ MM)	(47.8)	(47.4)	(204.3)	(190.3)
Profit for the year ($ MM)	$35.7	$26.0	$124.4	$101.1
Adjusted EBITDA ($ MM)	$35.1	$37.0	$141.9	$122.1
Profit margin	43.5%	31.3%	36.4%	32.7%
Adjusted EBITDA margin	42.8%	44.5%	41.6%	39.5%

Non-financial performance metrics(1)
Average MAUs (000s)	1,271	1,488	1,363	1,750
Average DAUs (000s)	619	703	653	772
ARPDAU	$1.30	$1.24	$1.30	$1.09
Average monthly revenue per payer	$282	$279	$283	$245
Payer conversion	6.9%	6.4%	6.7%	6.0%
(1)Social casino/free-to-play games only.

Conference Call
DoubleDown will hold a conference call today (February 11, 2025) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.
To access the call, please use the following link: DoubleDown Fourth Quarter and Full Year 2024 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.
A simultaneous webcast of the conference call will be available with the following link: DoubleDown Fourth Quarter and Full Year 2024 Earnings Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast.
A replay will be available on the Company’s Investor Relations website shortly after the event.
About DoubleDown Interactive
DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. The Company’s subsidiary, SuprNation, also operates three real-money iGaming sites in Western Europe.
Safe Harbor Statement
Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.
Use and Reconciliation of Non-IFRS Financial Measures
In addition to our results determined in accordance with IFRS, we believe the following non-IFRS financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with IFRS, and should be read in conjunction with the financial statements furnished in our report on Form 6-K filed with the SEC.
In our reconciliation from our reported IFRS “operating profit before tax” to our Adjusted EBITDA, we eliminate the impact of the following four line items: (i) depreciation and amortization; (ii) finance income; (iii) finance expense; and (iv) other (income) expense. The below table sets forth the full reconciliation of our non-IFRS measures:

Reconciliation of non-IFRS measures	Three months ended December 31,		Year ended December 31,
(in millions, except percentages)	2024	2023	2024	2023
Profit for the year	$35.7	$26.0	$124.4	$101.1
Income tax expense (benefit)	12.4	8.1	38.5	30.3
Profit before tax	48.1	34.1	162.9	131.3
Adjustments for:
Depreciation and amortization	1.1	1.3	5.2	3.5
Finance income	(13.4)	(3.2)	(29.2)	(20.6)
Finance expense	(0.5)	4.8	3.3	7.9
Other (income) expense, net	(0.2)	—	(0.3)	—
Adjusted EBITDA	$35.1	$37.0	$141.9	$122.1
Adjusted EBITDA margin	42.8%	44.5%	41.6%	39.5%
The key differences between reconciliations of Adjusted EBITDA and Adjusted EBITDA margin under IFRS and under GAAP arise from the treatment of certain adjustments, particularly in the areas of depreciation and amortization, finance (income), and finance expense per the respective accounting standards. For reconciliation of Adjusted EBITDA and Adjusted EBITDA margin under IFRS, depreciation related to right-of-use assets is included within the depreciation and amortization, and as such, is added back to Adjusted EBITDA in the reconciliation. In contrast, for reconciliation of Adjusted EBITDA and Adjusted EBITDA margin under GAAP, depreciation related to right-of-use assets is classified under general and administrative expenses, and thus, is excluded from Adjusted EBITDA in the reconciliation. The designation of finance (income) and finance expense in reconciliation under IFRS reflects a change in the classification of non-operating (income) expense in reconciliation under GAAP. Specifically, the non-operating (income) expense accounts under GAAP have been renamed to finance income and finance expense under IFRS.

We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.
Company Contact:
Joe Sigrist
ir@doubledown.com
+1 (206) 773-2266
Chief Financial Officer
https://www.doubledowninteractive.com
Investor Relations Contact:
Joseph Jaffoni or Richard Land
JCIR
+1 (212) 835-8500
DDI@jcir.com

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Balance Sheets
(Unaudited, in thousands of U.S. dollars)

	December 31,	December 31,	January 1,
	2024	2023	2023

Assets
Cash and cash equivalents	$334,850	$206,911	$217,352
Short-term investments	80,000	67,756	67,891
Accounts receivable, net	30,778	32,517	21,198
Prepaid expenses, and other assets	7,614	8,570	6,441
Total current assets	$453,242	$315,754	$312,882
Property and equipment, net	1,025	444	436
Right-of-use assets, net	4,308	7,072	3,598
Intangible assets, net	47,666	51,571	35,051
Goodwill	395,804	396,704	379,072
Deferred tax asset	3,373	28,947	59,351
Other non-current assets	746	2,807	1,463
Total non-current assets	$452,922	$487,545	$478,971
Total assets	$906,164	$803,299	$791,853
Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$14,990	$13,293	$13,830
Short-term lease liabilities	1,162	3,157	3,050
Income taxes payable	1,512	112	—
Contract liabilities	1,754	2,520	2,426
Loss contingency	—	—	95,250
Current portion of borrowings with related party	—	38,778	—
Other current liabilities	3,966	10,645	1,926
Total current liabilities	$23,384	$68,505	$116,482
Long-term borrowings with related party	34,014	—	39,454
Long-term lease liabilities	3,510	4,420	1,625
Deferred tax liabilities, net	—	848	—
Other non-current liabilities	3,223	1,681	8,265
Total non-current liabilities	$40,747	$6,949	$49,344
Total liabilities	$64,131	$75,454	$165,826
Shareholders’ equity
Share capital	21,198	21,198	21,198
Share premium	359,280	359,280	359,280
Accumulated other comprehensive income (loss)	(10,603)	(810)	(1,432)
Retained earnings	472,040	348,020	246,981
Total shareholders’ equity attributable to shareholders of DoubleDown Interactive Co. Ltd.	$841,915	$727,688	$626,027
Equity attributable to non-controlling interest	118	157	—
Total equity	$842,033	$727,845	$626,027
Total liabilities and shareholders’ equity	$906,164	$803,299	$791,853

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income
(Unaudited, in thousands except share and per share amounts)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
Revenue	$81,970	$83,098	$341,330	$308,864
Operating expenses
Cost of revenue	(24,469)	(24,800)	(103,541)	(99,077)
Sales and marketing	(10,415)	(9,978)	(46,210)	(49,687)
Research and development	(2,501)	(4,925)	(13,888)	(19,299)
General and administrative	(10,557)	(7,682)	(41,003)	(22,168)
Other income	186	33	536	202
Other expense	(55)	(62)	(209)	(235)
Total operating expenses	(47,811)	(47,414)	(204,315)	(190,264)
Operating profit	34,159	35,684	137,015	118,600
Finance income	13,436	3,180	29,152	20,623
Finance cost	494	(4,787)	(3,287)	(7,876)
Profit before income tax	$48,089	$34,077	$162,880	$131,347
Income tax (expense)	(12,398)	(8,103)	(38,526)	(30,265)
Profit for the year	$35,691	$25,974	$124,354	$101,082
Other comprehensive income (expense):
Pension adjustments, net of tax	38	(597)	341	(597)
Gain (loss) on foreign currency translation	(9,087)	1,369	(10,134)	1,219
Comprehensive income (expense) for the year	$26,642	$26,746	$114,561	$101,704
Profit (loss) attributable to:
DoubleDown Interactive Co., Ltd.	35,599	25,931	124,020	101,039
Non-controlling interest	92	43	334	43
Other comprehensive income (loss) attributable to:
DoubleDown Interactive Co., Ltd.	26,549	26,703	114,289	101,661
Non-controlling interest	93	43	272	43

Earnings per share:
Basic	$14.37	$10.47	$50.06	$40.78
Diluted	$14.37	$10.47	$50.06	$40.78
Weighted average shares outstanding:
Basic	2,477,672	2,477,672	2,477,672	2,477,672
Diluted	2,477,672	2,477,672	2,477,672	2,477,672

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Statement of Cash Flows
(Unaudited, in thousands of U.S. dollars)

	Year ended December 31,
	2024	2023
Cash flow from (used in) operating activities:
Profit for the year	$124,354	$101,082
Adjustments to reconcile profit to net cash from operating activities:
Depreciation and amortization	5,186	3,467
Gain on foreign currency translation	(8,356)	(128)
Loss on foreign currency translation	45	3,734
Loss on valuation of financial assets	766	$82
Interest income	(15,657)	(13,677)
Interest expense	2,049	2,038
Miscellaneous income	(268)	(202)
Provision for severance benefits	339	890
Other long-term employee benefits	1,631	533
Income tax expense	38,526	30,265
Working capital adjustments:
Accounts receivable	1,462	(11,398)
Prepaid expenses, and other assets	3,142	(1,832)
Other non-current assets	1,745	(1,960)
Accounts payable, accrued expenses and other payables	5,512	(3,484)
Contract liabilities	(766)	94
Loss contingency	—	(95,250)
Other current and non-current liabilities	(1,009)	(985)
Cash generated from operations	$158,701	$13,269
Interest received	13,542	11,474
Interest paid	(11,036)	(130)
Income taxes paid	(12,755)	(526)
Net cash inflow from operating activities	$148,452	$24,087
Cash flows from investing activities
Acquisition of SuprNation	—	(26,877)
Purchase of property and equipment	(867)	(198)
Disposal of property and equipment	11	5
Purchase of Intangible Assets	(17)	—
Purchase of short-term investments	(80,990)	(146,363)
Disposal of short-term investments	66,250	143,164
Net cash (outflow) from investing activities	$(15,613)	$(30,269)
Cash flows from financing activities
Repayment of lease liabilities	(1,700)	(3,255)
Payment of dividends	(311)	—
Net cash (outflow) from financing activities	$(2,011)	$(3,255)
Net increase (decrease) in cash and cash equivalents	$130,829	$(9,436)
Effect of exchange rate changes on cash and cash equivalents	$(2,890)	$(1,005)
Cash and cash equivalents at beginning of the year	$206,911	$217,352
Cash and cash equivalents at end of the year	$334,850	$206,911